BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

11 May 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch

Sue Welch
Assistant Company Secretary

dlw 5/23

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 11 May 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Disclosure of Interest 11 May 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA plc: Disclosure of interest in shares under S198-202 Companies Act 1985

BAA plc has today been informed that as at the close of business on 9 May 2006, Barclays PLC acting through its business group and legal entities detailed below, had an interest in 32,690,437 ordinary shares of the Company, representing 3.02% of its issued share capital.

Registered Holders	No of Shares
Bank of Ireland	25,656
Bank of New York	76,517
Barclays Capital Nominees Limited	1,591,335
Barclays Capital Nominees Limited	3,482,933
Barclays Capital Nominees Limited	220,000
Barclays Capital Nominees Limited	71,307
Barclays Capital Securities Ltd	18,928
Barclays Global Investors Canada	76,969
Barclays Trust Co & others	5,392
Barclays Trust Co As EXEC/ADM	2,484
Barclays Trust Co DMC69	23,602
Barclays Trust Co R69	10,797
Chase Nominees Ltd	533,650
Chase Nominees Ltd	58,831
Chase Nominees Ltd	345,371
Clydesdale Nominees HGB0125	5,000
Clydesdale Nominees HGB0125	16,350
Clydesdale Nominees HGB0125	5,180
Clydesdale Nominees HGB0125	6,550
Clydesdale Nominees HGB0125	4,000
Gerrard Nominees Limited	2,000
Gerrard Nominees Limited	380
Gerrard Nominees Limited	2,000
Greig Middleton Nominees Limited (GM1)	318,460
Greig Middleton Nominees Ltd (GM3)	47,000
Investors Bank and Trust Co	333,123
Investors Bank and Trust Co	232,560
Investors Bank and Trust Co	2,646,903
Investors Bank and Trust Co	30,394
Investors Bank and Trust Co	17,129
Investors Bank and Trust Co	1,124,570
Investors Bank and Trust Co	188,724
Investors Bank and Trust Co	5,465,448
Investors Bank and Trust Co	126,451
Investors Bank and Trust Co	10,214
Investors Bank and Trust Co	58,773
Investors Bank and Trust Co	100,690
JP Morgan (BGI CUSTODY)	283,745
JP Morgan (BGI CUSTODY)	64,481
JP Morgan (BGI CUSTODY)	593,550
JP Morgan (BGI CUSTODY)	136,835
JP Morgan (BGI CUSTODY)	9,508,564

JP Morgan (BGI CUSTODY)	18,467
JP Morgan (BGI CUSTODY)	855,163
JPMorgan Chase Bank	99,448
JPMorgan Chase Bank	9,731
JPMorgan Chase Bank	146,425
JPMorgan Chase Bank	588,421
JPMorgan Chase Bank	54,412
JPMorgan Chase Bank	116,299
JPMorgan Chase Bank	154,963
JPMorgan Chase Bank	109,712
JPMorgan Chase Bank	8,129
JPMorgan Chase Bank	29,104
JPMorgan Chase Bank	34,920
JPMorgan Chase Bank	10,941
JPMorgan Chase Bank	66,258
JPMorgan Chase Bank	14,118
Mellon Trust – US CUSTODIAN /	79,758
Mitsui Asset	17,315
R C Greig Nominees Limited	1,213,191
R C Greig Nominees Limited a/c AK1	224,526
R C Greig Nominees Limited a/c BL1	68,972
R C Greig Nominees Limited a/c CM1	12,064
R C Greig Nominees Limited GP1	206,298
R C Greig Nominees Limited SA1	64,580
Reflex Nominees Limited	2,906
State Street Bank and Trust Co	39,900
State Street Boston	560,080
Trust & Custody Services Bank	10,833
Trust & Custody Services Bank	657
Total	**32,690,437**

11 May 2006